SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: YUM! Brands, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group,

ADDRESS OF PERSON RELYING ON EXEMPTION: 1707 L Street, N.W., Suite 350, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

April 16, 2025

Dear YUM! Brands shareholders,

On May 15, 2025, we urge you to vote FOR Proposal 7 requesting that the Board commission a third-party health and safety audit at YUM! Brands, Inc. (NYSE: YUM).

The proposal requests that the Board of Directors of YUM! Brands, Inc (the “Company”) commission an independent third-party audit on the impact of the Company’s policies and practices on the safety and well-being of workers throughout all Company-branded operations. A report of the audit, prepared at reasonable cost and omitting proprietary information, should be made available on the Company's website.

A third-party audit would allow the Company to:

•	Improve Board oversight of legal and reputational risks related to health and safety issues; and

•	Address business risks stemming from workplace health and safety issues.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing millions of members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are YUM! Brands shareholders.

Failure to properly oversee worker health and safety may expose YUM! Brands and its shareholders to legal and reputational risks.

According to one study, between 2017 and 2020, at least 77,000 violent or threatening incidents took place at California fast-food restaurants.1 Over the past few years, YUM! Brands restaurants have been the subject of numerous media stories alleging exposure of workers to workplace violence. These incidents threaten long-term shareholder value by leaving the Company open to legal and reputational risks. In its opposition statement, the Company states that the request in our proposal is unnecessary because it “has already implemented comprehensive measures designed to ensure employee safety in the workplace and to prevent and protect employees from workplace violence in its Company-owned stores and in its restaurant support centers (RSCs).” However, as investors, we are concerned about the effectiveness of these policies and procedures. Since we filed our proposal, new reports have emerged of workers at YUM! Brands restaurants being exposed to workplace violence.

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1 Fight for Fifteen. “Beaten, Stabbed, Silence: Violence in California’s Fast-Food Industry and Workers’ Fight for a Voice.” Fight for Fifteen, Dec. 2021, https://fastfoodjusticeahora.com/wp-content/uploads/2021/12/Violence_Fast-Food-FINAL-.pdf.

In March, a Taco Bell worker was called racial slurs, was spat on, and had food thrown at them after an argument with a customer.2 In a separate incident, a worker at a KFC in Oklahoma was stabbed multiple times after a fight broke out at the restaurant.3 In February, a Pizza Hut worker was threatened with a gun after an argument with a customer.4

In addition to the potential legal risks of these incidents to the Company’s brand, the incidents may expose YUM! Brands to reputational risks. In a poll by the National Consumers League, 59% of respondents said that “it is very important to them personally that the products they buy are not made under unfair, overly harsh, and dangerous working conditions.”5

An independent third-party health and safety audit will allow the Company to limit exposure to business risks linked to unsafe work environments.

Failing to provide workers with a safe workplace presents risks to YUM! Brands. A safe and healthy working environment is a fundamental right at work recognized under the core labor standards of the International Labour Organization.6 In addition, the U.S. Occupational Safety and Health Administration states, “[h]owever it manifests itself, workplace violence is a major concern for employers and employees nationwide.”7 Recent data indicates that the cost of workplace violence could be as much as $56 billion annually.8

While the Company’s opposition statement lists the various policies and procedures that the Company implements to address worker health and safety issues, the numerous and repeated media reports of worker exposure to workplace violence lead us to believe that there are gaps in the Company’s existing practices. An independent third-party audit would provide investors with the information necessary to assess the efficacy of the Company’s responses and strategies to mitigate the risks posed by these gaps.

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2 Shepard, Skyler. “WATCH: Taco Bell tantrum turns ugly as customer hurls food and profanities at worker.” CBS 12 West Palm Beach, 21 Mar. 2025, https://cbs12.com/news/local/argument-over-taco-bell-refund-leads-to-arrest-in-port-st-lucie-police-department-south-florida-news-191-sw-port-st-lucie-boulevard-racial-slurs-march-21-2025.

3 Linderman, Kate. “KFC employee stabbed while trying to break up fight in restaurant, Oklahoma cops say.” The Kansas City Star, 27 Mar. 2025, https://www.kansascity.com/news/nation-world/national/article302948379.html.

4 News 12 Staff. “NYPD: Man wanted for pulling gun on Pizza Hut worker in Highbridge” News 12 The Bronx, 1 Feb. 2025, https://bronx.news12.com/nypd-man-wanted-for-pulling-gun-on-pizza-hut-worker-in-highbridge.

5 National Consumer League. “Survey Says Consumers Willing to Sacrifice for Humane Factories – National Consumers League.” National Consumers League, 19 Apr. 2012. www.nclnet.org/survey_says_consumers_willing_to_sacrifice_for_humane_factories/.

6 International Labour Organization. “Resolution on the Inclusion of a Safe and Healthy Working Environment in the ILO’s Framework of  Fundamental Principles and Rights at Work.” International Labour Organization, 10 Jun. 2022, www.ilo.org/wcmsp5/groups/public/---ed_norm/---relconf/documents/meetingdocument/wcms_848632.pdf.

7 Occupational Safety and Health Administration. “Workplace Violence.” Occupational Safety and Health Administration, www.osha.gov/workplace-violence.

8 Greene, Kerri R. “California’s SB 553 and National Implications for Workplace Violence Prevention.” Occupational Health and Safety, 2 Dec. 2024, https://ohsonline.com/Articles/2024/12/02/Californias-SB-553-and-National-Implications-for-Workplace-Violence-Prevention.aspx?Page=3.

Failure to address health and safety issues at YUM! Brands’ restaurants could lead to the Company facing difficulty in its goal of “creating a culture of engagement that attracts, retains and grows the best people and creates high performance in our restaurants.” Potential workers operating in an industry with high turnover may opt to seek employment opportunities at companies with better reputations for providing safe workplaces. An inability to recruit, retain and develop a talented workforce due to a lack of workplace health and safety oversight would threaten the Company’s “Recipe for Good Growth” strategy.9

Conclusion

To protect the long-term value of shareholders and ensure that the Company continues its current path of growth, it is vital that proper oversight measures are put in place to guarantee the health and well-being of YUM! Brands’ talented workforce. We believe the information gleaned from this type of audit will provide valuable input for the Board’s and Company’s oversight of employee health and safety. We urge you to vote FOR Proposal 7 at YUM! Brands Inc.’s AGM on May 15th.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to YUM! Brand’s instructions.

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9 YUM! Brands Inc.. “Annual Report 2024.” YUM! Brands, Inc., https://investors.yum.com/financial-information/annual-reports/.